UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Subject Company (Issuer))

GOOD FALKIRK (MI) LIMITED
(Name of Filing Person (Offeror))

an indirect wholly-owned subsidiary of

TAYLOR MARITIME INVESTMENTS LIMITED
(Name of Filing Person (Parent))

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number of Class of Securities)

Edward David Christopher Buttery Taylor Maritime Investments Limited Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR +44 1481 737600	With a copy to: Ted Kamman Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019 (212) 318-3140

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☒  going-private transaction subject to Rule 13e-3.
☒  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1	NAMES OF REPORTING PERSONS Good Falkirk (MI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, AF, WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,925,023
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,925,023
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,925,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV, CO

(1)          Based on 18,996,493 Shares, no par value, outstanding as of October 28, 2022, as reflected on the Schedule 14D-9 filed by Grindrod Shipping Holdings Ltd. with the U.S. Securities and Exchange Commission on October 28, 2022. In addition, according to the Implementation Agreement (as defined in the Offer to Purchase), the Reporting Person may be deemed to have the right to acquire a maximum number of 475,515 Shares subject to outstanding awards granted pursuant to the Company’s 2018 Forfeitable Share Plan (the “Company Forfeitable Shares”), subject to the Minimum Tender Condition and other conditions described in the Offer to Purchase. See “THE OFFER — Section 12. The Implementation Agreement; the Other Agreements — Treatment of Forfeitable Share Awards” in the Offer to Purchase. On account of these 475,515 Company Forfeitable Shares, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), the Reporting Person may be deemed to beneficially own a total number of 5,400,538 Shares, representing 27.73% of the Shares (taking into account the outstanding 18,996,493 Shares and 475,515 Company Forfeitable Shares).

1	NAMES OF REPORTING PERSONS Taylor Maritime Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, AF, WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,925,023
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,925,023
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,925,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV, CO

(1)          Based on 18,996,493 Shares, no par value, outstanding as of October 28, 2022, as reflected on the Schedule 14D-9 filed by Grindrod Shipping Holdings Ltd. with the U.S. Securities and Exchange Commission on October 28, 2022. In addition, according to the Implementation Agreement (as defined in the Offer to Purchase), the Reporting Person may be deemed to have the right to acquire a maximum number of 475,515 Company Forfeitable Shares, subject to the Minimum Tender Condition and other conditions described in the Offer to Purchase. See “THE OFFER — Section 12. The Implementation Agreement; the Other Agreements — Treatment of Forfeitable Share Awards” in the Offer to Purchase. On account of these 475,515 Company Forfeitable Shares, for purposes of Rule 13d-3, the Reporting Person may be deemed to beneficially own a total number of 5,400,538 Shares, representing 27.73% of the Shares (taking into account the outstanding 18,996,493 Shares and 475,515 Company Forfeitable Shares).

This Amendment No. 1 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2022 (as it may be amended, supplemented or otherwise modified from time to time, this “Schedule TO”) relating to the offer by Good Falkirk (MI) Limited (“Offeror”), a Republic of Marshall Islands company and indirect wholly owned subsidiary of Taylor Maritime Investments Limited, a Guernsey company limited by shares with a listing on the premium segment of the Official List of the London Stock Exchange (“TMI”), to purchase all of the issued ordinary shares (the “Shares”), other than Shares held by Offeror and Shares held in treasury, in the capital of Grindrod Shipping Holdings Ltd., a Singapore public company (the “Company”), at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon, to be paid in conjunction with a special dividend from the Company of $5.00 per Share, representing an aggregate transaction value to Company shareholders of $26.00 per Share, less any required withholding tax, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal, as they may be amended from time to time (the “Offer”), in accordance with Regulation 14D and 14E under the Securities Exchange Act of 1934, as amended, and the Singapore Code on Take-overs and Mergers, subject to certain exemptions granted by the SEC and the Securities Industry Council.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in this Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in this Schedule TO and the Offer to Purchase.

Item 3. Identity and Background of Filing Person

Item 8. Interest in the Securities of the Subject Company

Item 3 and Item 8 of this Schedule TO are hereby amended and supplemented by including the following information:

On October 31, 2022, TMI released an announcement regarding the appointment of Frank Dunne as independent non-executive director of TMI. A copy of the announcement is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

As of October 27, 2022 (the “Latest Practicable Date”), Frank Dunne:

The business address and telephone number of Mr. Dunne is Sarnia House, Le Truchot, St Peter Port, Guernsey GY1 1 GR Channel Islands and +44 20 3838 0531 respectively. His citizenship is British.

(a)        did not own or control, and has not agreed to acquire any (i) Shares; (ii) other securities which carry voting rights in the Company; or (iii) convertible securities, warrants, options or derivatives in respect of Shares or securities which carry voting rights in the Company (collectively, “Company Securities”); or

(b)          had not dealt for value in any Company Securities during the period commencing three months preceding August 29, 2022 and ending on the Latest Practicable Date.

Item 12. Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(5)(D)	Announcement of the Publication of the Offer Documentation with regards to the Voluntary Conditional Cash Offer, dated October 31, 2022.
(a)(5)(E)	Announcement of the Publication of the Offer Documentation regarding Voluntary Conditional Cash Offer for the Company by Offeror, a wholly-owned subsidiary of TMI, dated October 31, 2022.
(a)(5)(F)	Announcement issued by TMI, dated October 31, 2022.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.
Dated:  October 31, 2022

TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Trudi Clark
Name:	Trudi Clark
Title:	Director

GOOD FALKIRK (MI) LIMITED

By:	/s/ Trudi Clark
Name:	Trudi Clark
Title:	Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited